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                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                                FORM 12B-25

                                            Commission File Number 2-98277C

                        NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ]  Form 20-F  [X]  Form 10-Q
[ ] Form N-SAR
     For Period Ended:      MARCH 31, 1999

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:_______________________________________
     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
     TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________________
___________________________________________________________________________

                                  PART I
                          REGISTRANT INFORMATION

Full name of registrant    THE COLONEL'S INTERNATIONAL, INC.
Former name if applicable
___________________________________________________________________________
Address of principal executive office (STREET AND NUMBER)
    5550 OCCIDENTAL HIGHWAY
City, state and zip code   TECUMSEH, MICHIGAN 49286












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                                  PART II
                          RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[X] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

     STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 11-K, 20-F, 10-Q, N-SAR OR THE TRANSITION REPORT PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

     The Registrant was unable to complete its Quarterly Report on Form 10-Q for the period ended March 31, 1999 because it has not yet completed its financial statements for the year ended December 31, 1998 and certain other portions (Items 6, 7, and 7A) of its Annual Report on Form 10-K for the year ended December 31, 1998 that are substantially dependent on those financial statements.

     The Registrant's failure to complete the above-mentioned portions of its Form 10-K has negatively impacted the timely filing of its Form 10-Q for the period ended March 31, 1999 because (1) the accounting personnel of the Registrant have been devoting substantially all of their time to competing the year-end financial statements and (2) certain portions of the financial statements and MD&A to be contained in the Form 10-Q are dependent on year-end financial statements. The reasons for the inability of the Company to file Items 6, 7, 7A and 8 of its Form 10-K are described in its Form 12b-25 filed with the Commission on April 1, 1999.

     The Registrant hopes to complete and file the remaining portions of its Form 10-K within the next several days and to file the Form 10-Q shortly thereafter.



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                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     RICHARD S. SCHOENFELDT       517                         423-4800
          (Name)              (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [ ] Yes [X] No

     As noted above, the Registrant has not yet filed certain portions of its Annual Report on Form 10-K for the year ended December 31, 1998.

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     THE COLONEL'S INTERNATIONAL, INC.
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date MAY 18, 1999            By/S/RICHARD S. SCHOENFELDT
                               Richard S. Schoenfeldt
                               Vice President-Finance and Chief Financial
                               Officer